Exhibit 99.1

Nano Dimension Announces 2025 Annual General Meeting (AGM) of Shareholders

AGM to be held Thursday, December 4, 2025, at 5:00 p.m. Israel Time (10:00 a.m. EST)

Waltham, Massachusetts, October 21, 2025 -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension,” “Nano,” or the “Company”), a leader in digital manufacturing solutions, today announced that it will hold its 2025 Annual General Meeting of Shareholders (the “Meeting”, or the “AGM”) on Thursday, December 4, 2025, at 5:00 p.m., Israel time (10:00 a.m. EST), at the Company’s headquarters located at 60 Tower Road, Waltham, MA 02541, and virtually. Instructions to attend the virtual meeting will be provided in the proxy materials for the Meeting.

The Meeting will be conducted in accordance with the Israeli Companies Law and the Company’s Articles of Association. Shareholders will be asked to consider and vote upon the proposals set forth in the Company’s proxy materials, which will be furnished to the U.S. Securities and Exchange Commission (“SEC”) on Form 6-K.

Shareholders of record at the close of business on Tuesday, October 14, 2025 are entitled to vote at the Meeting. The voting cut-off for shareholders is expected to be Wednesday, November 26, 2025, at 7:00 p.m. Israel time (12:00 p.m. EST). Shareholders are encouraged to vote as early as possible and to refer to their brokers or intermediaries for any earlier voting deadlines that may apply.

The expected agenda for the Meeting includes shareholder votes on the following:

1.	Re-appointment of Independent Auditor – Approve KPMG LLP as the Company’s independent auditor and authorize the Company’s Board of Directors (the “Board”) to determine their compensation.
2.	Re-election of Directors – Approve the re-election of Mr. David Stehlin and Mr. Andy Sriubas as Class II directors, each for a three-year term until the 2028 AGM, and election of Mr. Phillip Borenstein as Class III director, for a one-year term until the 2026 AGM.
3.	Board Compensation – Approve annual compensation for the Board.
4.	2024 Board Service Payments – Approve payments to certain directors for their service on the Board during fiscal year 2024.
5.	Board Restricted Stock Units (RSUs) Bonus Grants – Approve bonus grants of RSUs to certain directors, including for general Board service, service on the Independent Claims Committee and service on the Special Strategic Committee.
6.	Chief Executive Officer (CEO) Compensation – Approve the compensation terms and appointment of the Company’s CEO, Mr. David Stehlin.
7.	Former Chief Executive Officer (CEO) Compensation - Approve and ratify the compensation terms of the Company’s former CEO, Mr. Ofir Baharav (this resolution is required under Israeli law, even though Mr. Baharav’s employment agreement has been terminated and is no longer in effect).
8.	Employee Stock Option Plan Extension – Approve an extension of the Company’s Employee Stock Option Plan (2015).
9.	Amendment to Indemnification Agreement – Approve an amendment to the Company’s indemnification agreement.
10.	Directors and Officers (D&O) Liability Insurance Policy – Approve an increase to the Company’s D&O Liability Insurance Policy.

In addition, there will be a presentation and discussion of the Company’s audited financial statements for the year ended December 31, 2024, and the Company’s annual report for 2024, which will not require a vote by the shareholders.

Additional details regarding the agenda items, the Meeting procedures, and voting instructions will be set forth in the proxy statement to be filed with the SEC on Form 6-K and made available on the Company’s website at https://www.nano-di.com/.

About Nano Dimension Ltd.

Driven by strong trends in onshoring, national security, and increasing product customization, Nano Dimension Ltd. (Nasdaq: NNDM) delivers advanced Digital Manufacturing technologies to the defense, aerospace, automotive, electronics, and medical devices industries, enabling rapid deployment of high-mix, low-volume production with IP security and sustainable manufacturing practices.

For more information, please visit https://www.nano-di.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Contacts:

Investors: Purva Sanariya

Director, Investor Relations

ir@nano-di.com

Media: Samuel Manning

Principal Manager, External Communications

press@nano-di.com